Exhibit 12

MGM RESORTS INTERNATIONAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands)
Earnings:
Income (loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$(1,224,189)	$435,761	$202,550	$(1,585,912)	$2,860,981
Fixed charges (see below)	862,377	846,321	862,417	1,117,327	1,086,865
Distributed income from unconsolidated affiliates	230,945	15,700	17,038	23,000	63,013
	(130,867)	1,297,782	1,082,005	(445,585)	4,010,859
Capitalized interest	(64,798)	(29,260)	(5,070)	(969)	(33)
	(195,665)	1,268,522	1,076,935	(446,554)	4,010,826
Fixed charges:
Interest expense, net (a)	$797,579	$817,061	$857,347	$1,116,358	$1,086,832
Capitalized interest	64,798	29,260	5,070	969	33
	862,377	846,321	862,417	1,117,327	1,086,865
Ratio of earnings to fixed charges	(b)	1.50x	1.25x	(b)	3.69x
Deficiency	$1,058,042	$–	$–	$1,563,881	$–

(a)	Interest expense does not include the interest factor of rental expense as these amounts are not material.
(b)	Earnings were inadequate to cover fixed charges.